Exhibit 12.1

KIMCO REALTY CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the three months ended March 31, 2018
(in thousands, except for ratio)

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$117,144

Add:
Interest on indebtedness (excluding capitalized interest)	50,033
Amortization of debt premiums, discounts and capitalized expenses	(547)
Amortization of capitalized interest	1,363
Portion of rents representative of the interest factor	1,840
169,833

Distributed income from equity investees	34,661

Pretax earnings from continuing operations, as adjusted	$204,494

Fixed charges -
Interest on indebtedness (excluding capitalized interest)	$50,033
Capitalized interest	3,777
Amortization of debt premiums, discounts and capitalized expenses	(547)
Portion of rents representative of the interest factor	1,840

Fixed charges	$55,103

Ratio of earnings to fixed charges	3.7